Exhibit 99.1

Conference Call Alert

Planegg/Munich, Germany, March 9, 2021

Invitation to MorphoSys’ Full Year Results 2020 Conference Call on March 16, 2021

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR), a commercial-stage biopharmaceutical company and a leader in antibody, protein and peptide technologies, will publish its results for the financial year 2020 on March 15, 2021 at 10:00 pm CET (5:00 pm EDT).

MorphoSys’ Management team will host a conference call and webcast on March 16, 2021 at 2:00 pm CET (9:00 am EDT) to present results for the financial year 2020 and provide an outlook for 2021.

The conference call will start with a presentation by the Management team followed by a Q&A session. Presenters will be:

•	Jean-Paul Kress, M.D., Chief Executive Officer

•	Sung Lee, Chief Financial Officer

•	Roland Wandeler, Ph.D., Chief Operating Officer

•	Malte Peters, M.D., Chief Research & Development Officer

A live webcast and slides will be made available at the Media and Investors section under Conferences on MorphoSys’ website, http://www.morphosys.com.

Dial-in number for the conference call (2:00 pm CET; 1:00 pm GMT; 9:00 am EDT):

Germany:	+49 69 201 744 220

For UK residents:	+44 203 009 2470
For US residents:	+1 877 423 0830
(all numbers reachable from any geography)
Participant PIN:	38386816#

Please dial in 10 minutes before the beginning of the conference.

A replay of the conference will also be available at the corporate website following the live event.

About MorphoSys

MorphoSys is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for patients suffering from cancer and autoimmune diseases. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which more than 25 are currently in clinical development. In 2017, Tremfya®, developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc., for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of the company’s proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma.

Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has more than 600 employees. More information at www.morphosys.com or www.morphosys-us.com.

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Monjuvi® is a registered trademark of MorphoSys AG.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

MorphoSys Forward-Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding Monjuvi’s ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would,” “could,” “potential,” “possible,” “hope” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys’ business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

Jeanette Bressi Director, US Communications Tel: +1 617-404-7816 jeanette.bressi@morphosys.com	Myles Clouston Senior Director Tel: +1 857-772-0240 myles.clouston@morphosys.com